July 3, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561
Attention:	Barbara C. Jacobs, Assistant Director and Kathleen Collins, Accounting Branch Chief
Re:	Netezza Corporation Amendment No. 4 to Form S-1 Filed on June 28, 2007 File No. 333-141522
Ladies and Gentlemen:
On behalf of Netezza Corporation (“Netezza” or the “Company”), this letter and Amendment No. 5 to the above-referenced Registration Statement are submitted in response to comments contained in (i) a letter dated June 28, 2007 from Kathleen Collins, Accounting Branch Chief, and (ii) a letter dated June 29, 2007 from Barbara C. Jacobs, Assistant Director, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Jitendra S. Saxena, Chief Executive Officer of Netezza (collectively, the “Letters”). The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letters and to the headings used in the Letters. Unless otherwise indicated, the information in this letter gives effect to the one-for-two reverse split of the Company’s common stock effected in June 2007.
RESPONSE TO LETTER DATED JUNE 28, 2007
Summary Financial Data, page 5
Comment:
1.	You state on page 4 that the company will use a portion of the proceeds from the offering to repay approximately $9.9 million of outstanding debt. Please revise the pro forma as adjusted information on page 6 (and elsewhere throughout the document) to reflect this fact and include appropriate disclosures in the notes to the table to explain such adjustment.
Response:	In response to the Staff’s comment, the Company has revised page 6 of Amendment No. 5.

Securities and Exchange Commission
July 3, 2007

Capitalization, page 25
Comment:
2.	Revise your pro forma as adjusted information on page 25 to reflect the fact that a portion of the proceeds will be used to repay the $9.9 million of outstanding debt. Please note that each of the adjustments to arrive at the pro forma financial statements should be referenced in the notes to the table, which clearly explain the assumptions involved pursuant to Rule 11-02(b)(6) of Regulation S-X. Further, please note that any changes in components of long-term debt and equity should be presented by separate columnar presentation.
Response:	In response to the Staff’s comment, the Company has revised page 25 of Amendment No. 5.
Stock-Based Compensation, page 36
Comment:
3.	We note your response to our prior comment 2 and your revised disclosures with regards to the factors considered in revaluing the Company’s common stock in June 2007. We further note your disclosures on page 40 where you indicate that while Revolution Partners was aware that the Company aspired to complete an IPO, they did not factor into their valuation methodologies in February 2007, the fact that the Company had formally commended the IPO process and this fact is therefore, not reflected in the initial February 2007 valuation. Please reconcile this statement to your disclosures on page 37 where you indicate that Revolution Partners lowered the illiquidity discount to reflect “the greater likelihood of an initial public offering” and your disclosures on page 38 where you indicate that the common stock discount decreased as “the likelihood of an initial public offering increased.” Similarly, your disclosures regarding the increase in the value of the Company’s common stock at November 2006 compared to the reassessed value at February 2007 indicates that the IPO was much more likely in February 2007 than it was in November 2006 and accordingly the liquid trading market for your common stock and the elimination of your preferred stock resulting from the IPO had a very significant impact on the value of your common stock. We further note that Revolution Partners decreased both the illiquidity discount and the common stock discount from 15% in the November 2006 valuation to 7.5% in the February 2007 valuation, however, as you indicate in your response to prior comment 3, the Board does not believe that the Revolutions Partner’s valuation adequately factored in the likelihood of the pending IPO and its impact on the valuation. Please explain why the Board believes that the initial February 2007 valuation did not adequately factor in the potential pending IPO and tell us how your analysis changed for this factor when you revalued the stock in June 2007. Also, revise your disclosures accordingly.

Securities and Exchange Commission
July 3, 2007

Response:	Based on the Company’s conversation with Kathleen Collins on June 28, 2007, and in response to the Staff’s comment, the Company has revised the disclosure on pages 40 and F-16 of Amendment No. 5.
Comment:
4.	We note your disclosures on page 41 where you reference continuing discussions with the Staff with regard to the fair market value of the Company’s common stock at various grant dates in fiscal 2007 and 2008. We further note your statement “It is possible that upon the conclusion of those discussions, we will need to reassess the fair market value of our common stock at various option grant dates in fiscal 2007 and fiscal 2008.” Please note that it is not the Staff’s responsibility to assess the fair market value of the Company’s common stock, but rather to gain insight and disclosure as to how these valuations were performed. It is management’s responsibility to determine the fair market value of your common stock and it is your auditor’s responsibility to review this determination. Please confirm your understanding of this issue and revise the filing to remove or amend this disclosure.
Response:	In response to the Staff’s comment, the Company has revised page 41 of Amendment No. 5 to remove the reference to continuing discussions with the Staff regarding the fair market value of the Company’s common stock.
RESPONSE TO LETTER DATED JUNE 29, 2007
Management
Compensation Discussion and Analysis, page 76
Comment:
1.	We note your response to prior comment 5 of our letter dated June 25, 2007. Please explain further how disclosing revenue and adjusting income targets for fiscal year 2007 relating to executive compensation would cause you competitive harm. In your response, please provide us with specific facts and circumstances demonstrating the competitive harm which you claim would result.
Response:	In response to the Staff’s comment, the Company has revised page 78 of Amendment No. 5 to add the revenue and adjusted operating income targets for fiscal 2007 relating to the executive officer incentive bonus policy for fiscal 2007.
If you require additional information, please telephone either the undersigned at the telephone number indicated above or Wendell C. Taylor, Esq. of this firm at (617) 526-6335.

Securities and Exchange Commission
July 3, 2007

Very truly yours,
/s/ Patrick J. Rondeau
Patrick J. Rondeau
cc:	Kathleen Collins, Esq. Maryse Mills-Apenteng, Esq. Ms. Megan Akst Mr. Patrick Scannell John Mutkoski, Esq. Mr. Richard Puccio Wendell C. Taylor, Esq.